FILE NO. 70-9697

                             SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                     AMENDMENT NO. 3
                                           TO
                                        FORM U-1
                             APPLICATION/DECLARATION UNDER THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                                   AND RELATED TRANSACTIONS


The Connecticut Light and Power         Western Massachusetts Electric Company
Company                                 174 Brush Hill Avenue
107 Selden Street                       West Springfield, MA 01090
Berlin, CT 06037





                          Public Service Company of New Hampshire
                                    1000 Elm Street
                                   Manchester, NH 03101
                 (Names of companies filing this statement and addresses of principal executive offices)

                                  NORTHEAST UTILITIES
                        (Name of top registered holding company)
                                   Cheryl W. Grise,
                     Senior Vice President, Secretary and General Counsel
                            Northeast Utilities Service Company
                                    107 Selden Street
                                    Berlin, CT 06037
                          (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities Service
Company
P.O. Box 270
Hartford, CT 06141-0270

Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities Service
Company
P.O. Box 270
Hartford, CT 06141-0270


Richard J. Wasserman, Esq.
Day, Berry & Howard LLP
CityPlace I
Hartford, CT 06103-3499


I. The application/declaration in this file, as amended (the "Application") is amended as follows:

A.   By replacing paragraph 42 with the following:

  42. CL&P and WMECO are seeking approval for their proposed transactions from the Connecticut and Massachusetts public utilities commissions, respectively, and PSNH has obtained approval from the New Hampshire public utilities commission for its proposed transaction.<FN 20> PSNH has also obtained approval from the Maine public utilities commission for its proposed transaction.

____________________
[FN] 20 See supra note 6.


B.    By replecing paragraph 44 with the following:

   44. Exhibits. Each Utility undertakes to file all material financing documents relating to its RRB transaction with the certificate filed pursuant to Rule 24 under the Act after the consummation of such transaction. The following exhibits are filed with this Application (asterisked (*) items were filed with the original Application; double asterisked (**) items were filed with Amendment No. 1 to this Application; triple asterisked (***) items were filed with Amendment No. 2 to this Application; quadruple asterisked items (****) are filed with this Amendment No. 3).

C 1 Registration Statement on Form S-3 for the CL&P RRBs (to be filed by further amendment)

C 2 Registration Statement on Form S-3 for the WMECO RRBs (to be filed by further amendment)

C 3 Registration Statement on Form S-3 for the PSNH RRBs (to be filed by further amendment)

*D 1.1 Application of CL&P to the Connecticut Department of Public Utility
       Control for Approval of the Issuance of Rate Reduction Bonds and Related Transactions

D 1.2 Financing Order of the Connecticut Department of Public Utility Control (to be filed by further amendment)

*D 2.1 Petition of WMECO to the Massachusetts Department of Telecommunications and Energy for Approval of the Issuance of Electric Rate Reduction Bonds

D 2.2 Financing Order of the Massachusetts Department of Telecommunications and Energy (to be filed by further amendment)

*D 3.1 PSNH's Settlement Agreement (Exhibit 10.2, NU Form 10-Q for the Quarter ended June 30, 1999, File No. 1-5324)

***D 3.1.1 PSNH's Conformed Settlement Agreement

***D 3.1.2  PSNH's Motion to the New Hampshire Public Utilities Commission for
            Findings of Fact and for Issuance of Finance Order

*D 3.2.1  PSNH's Settlement Order

****D 3.2.2  Finance Order of the New Hampshire Public Utilities Commission

****D 3.2.3 Order of the New Hampshire Public Utilities Commission Addressing
            the Conformed Settlement Agreement

****D 3.3.1  Application of PSNH to the Maine Public Utilities Commission for
             the Approval of Reorganization

****D 3.3.2  Maine Public Utilities Commission Approval of Reorganization

***F   Opinion of Counsel

**G  Financial Data Schedules

*H  Proposed Form of Notice

***H 1  Amended and Restated Proposed Form of Notice


II. The following exhibits are filed herewith (exhibit numbers correspond to those contained in the Application):

D 3.2.2 Finance Order of the New Hampshire Public Utilities Commission.

D 3.2.3 Order of the New Hampshire Public Utilities Commission Addressing the
        Conformed Settlement Agreement.

D 3.3.1 Application of PSNH to the Maine Public Utilities Commission for the
        Approval of Reorganization.

D 3.3.2 Maine Public Utilities Commission Approval of Reorganization.


                                   SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY

By:  /s/Randy A. Shoop

Randy A. Shoop
Treasurer

WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

By:  /s/Randy A. Shoop

Randy A. Shoop
Assistant Treasurer - Finance

Date:  October 20, 2000